Exhibit 99.1

SciSparc Announces Updates Regarding its Phase IIb Study in Tourette Syndrome

SciSparc intends to evaluate the efficacy, safety and tolerability of its Proprietary Cannabinoid-Based Treatment- SCI-110

TEL AVIV, Israel, July 26, 2021 /PRNewswire/ -- SciSparc Ltd. (OTCQB: SPRCY), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, today announced a number of updates regarding its Phase IIb clinical study in Tourette Syndrome using the proprietary cannabinoid-based treatment- SCI-110.

The company has begun preparation that will facilitate the commencement of the clinical study and engaged with a contract research organization (CRO) to provide support for the trial.

In addition, SciSparc had established its supply chain infrastructure for the manufacturing and delivering of the SCI-110 drug.

The company is currently in contact with two clinical sites that will potentially host and conduct the clinical study.

Tourette Syndrome (TS) is a movement and neurobehavioral disorder characterized by motor and vocal chronic tics with onset before age 18. About half to two-thirds of the cases get much better during adolescence[1]; however, adults will generally be more severe patients[2]. Tics may be associated with a premonitory sensation to perform the specific action, which may lead to "relief" once performed.

SciSparc intends to evaluate the efficacy, safety and tolerability of its SCI-110 in a randomized, double-blind, placebo controlled, cross-over study. The patients will be randomized in 1:1 ratio to receive either SCI-110 or SCI-110 matched placebo. The primary efficacy objective of the study will be to assess change in YGTSS-R-TTS[3] as a continuous endpoint at week 12 and week 26 of the double-blind phase compared to baseline. The primary safety objective of the study will be to assess absolute and relative frequencies of Serious Adverse Events (SAEs) for the whole population and separately for SCI-110 and placebo groups.

About SciSparc (OTCQB: SPRCY):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 (formerly THX-110) for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea; SCI-160 (formerly THX-160) for the treatment of pain; and SCI-210 (formerly THX-210) for the treatment of autism spectrum disorder and epilepsy.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the expected clinical study for SCI-110 and the potential efficacy, safety of SCI-110. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in SciSparc's Annual Report on Form 20-F filed with the SEC on March 30, 2021, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055

[1] https://www.pharmacytimes.com/publications/issue/2010/march2010/rxfocustourettes-0310

[2] https://www.ninds.nih.gov/Disorders/Patient-Caregiver-Education/Fact-Sheets/Tourette-Syndrome-Fact-Sheet#3231

[3] Yale Global Tic Severity Scale-Revised-Total Tic-Score- A psychological measure designed to assess the severity and frequency of symptoms of disorders such as Tourette syndrome

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